

April 30, 2025

Seamus Lagan
Chief Executive Officer
FOXO Technologies Inc.
477 South Rosemary Avenue
Suite 224
West Palm Beach, FL 33401

> **Re: FOXO Technologies Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 24, 2025**
> **CIK No. 0001812360**

Dear Seamus Lagan:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Brian Higley, Esq.